

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Via E-mail
Ms. Rina Paniry
Chief Financial Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

      Re: Starwood Property Trust, Inc.
                 Form 10-K
                 Filed February 25, 2015
                 File No. 001-34436

Dear Ms. Paniry:

We have reviewed your June 22, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Consolidated Balance Sheets, page 91

1.   We note your response to comment 1. In future filings please provide clear and robust footnote disclosure describing the components of VIE assets and liabilities recorded on your balance sheet, including the approximate relative values of each type of VIE asset. Please also include a discussion of the reasons why you believe the presentation of these assets as a single line item is more appropriate. Please provide us with your proposed disclosure in your response.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant